EXHIBIT 99.46

News Release (Q1-02-04)	April 22, 2002 Page 1 of 2

Yamana and Buenaventura to Explore in Southern Patagonia, Argentina

Yamana Resources Inc. and Compania de Minas Buenaventura S.A.A. (“Buenaventura”) have executed a Memorandum of Understanding covering, upon completion of due diligence, the exploration and development funding of Yamana’s gold properties in the eastern half of the Deseado Massif gold-silver region in Santa Cruz Province, Argentina.

Yamana has incorporated a new Argentine subsidiary, Recursos Yamana S.A. (“RYSA”) to hold the gold properties following the recent sale of Yamana’s silver properties in the western part of the Santa Cruz Province to Coeur d’Alene Mines Corporation.

Buenaventura can earn 50% equity interest in RYSA by: (1) purchasing 1.5 million Yamana common shares for $US 150,000; (2) funding a staged three-year $US 2,850,000 Phase I exploration program through equity funding of RYSA; and (3) committing to a Phase II exploration program. In the event this commitment is not made, no interest will be earned and Yamana will retain 100% ownership of RYSA.

If Buenaventura elects to proceed with Phase II, it can increase its equity interest in RYSA to 66 2/3% by funding an additional $US 3,000,000 in exploration staged over the following three years. Buenaventura has the right to withdraw from exploration funding after the completion of any committed year.

Buenaventura will manage activities related to project exploration and development, with Yamana continuing to conduct activities related to the acquisition of new opportunities. Buenaventura has the right to introduce a third party to this arrangement such that, after the $US 6,000,000 in funding, each party would hold a one-third interest in RYSA. If a decision is made to develop any specific property, Yamana may maintain its fully participating one-third interest or opt for a carried 10% net proceeds interest.

Vic Bradley, Yamana’s President and CEO states “I am delighted with this new partnership which validates our decision to retain the gold properties. The aggressive exploration and development of these properties by a substantial gold producer experienced in high grade underground vein mining is a significant milestone in Yamana’s long term commitment to the emerging gold-silver province of southern Argentina.”

News Release (Q1-02-04) Continued	April 22, 2002 Page 2 of 2

Yamana has been exploring in the eastern part of Santa Cruz Province since 1991 and has established a preeminent exploration infrastructure, including a large inventory of gold discoveries and projects. Yamana owns surface rights over some of the advanced projects, including Martinetas where drilling has hit a number of high grade gold shoots in several different vein systems. Many gold-bearing vein systems and several promising bulk-tonnage type gold targets identified throughout the region remain poorly mapped or incompletely tested, for example high grade gold veins on Yamana’s Estrella property adjacent to the major Cerro Vanguardia Mine property that currently produces more than 300,000 ounces of gold (and 3,000,000 ounces silver) per year from an array of high grade veins.

Yamana is now focused on its gold properties in South Eastern Patagonia in partnership with Buenaventura.

For further information, contact:

Victor H. Bradley President and CEO E-mail: Investor@yamana.com	Toronto Stock Exchange Symbol: YRI Home Page: http://www.yamana.com Tel: (509) 838-6615 Fax: (509) 838-0714

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, and Yamana’s future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Yamana does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.